Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Cepton, Inc. on Amendment No. 1 to Form S-1 [File No. 333-262668] of our report dated July 16, 2021, except for the effects of the restatement discussed in Notes 2, 3 and 9, as to which the date is December 13, 2021, with respect to our audits of the financial statements of Growth Capital Acquisition Corp. as of March 31, 2021 and 2020 and for the years ended March 31, 2021 and 2020, which report appears in the Prospectus, which is part of this Registration Statement. We were dismissed as auditors effective February 22, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

April 11, 2022